
03023530

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


PROCESSING
RECEIVED
SEC MAIL
JUN 2 0 2003
SECTION
188
WASH., D.C.

FORM 11-K

(Mark One)

X Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

OR

____ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________

Commission File Number 1-5627

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

ITT INDUSTRIES, INC.
4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

These financial statements have been prepared from the Company's books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES

BY: Thomas R. Maskery

(THOMAS R. MASKERY, Savings Plan Administrator)

June 18, 2003

(Date)

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

TABLE OF CONTENTS **Page**

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
P.O. Box 10098
Stamford, Connecticut 06904

Tel: (203) 708-4000
Fax: (203) 708-4797
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
ITT Industries Investment and Savings Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of ITT Industries Investment and Savings Plan for Salaried Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31	
	2002	2001
Assets:		
Investments	$1,492,127	$1,459,858
Receivables:		
Dividends	1,739	4,128
Interest	2,964	598
Employer Contributions	1,276	684
Participant Contributions	3,457	1,757
Unsettled Security Sales	48,829	2,951
Total Receivables	58,265	10,118
Liabilities:		
Unsettled Security Purchases	50,032	3,826
Net Assets Available for Benefits	$1,500,360	$1,466,150

The accompanying notes to financial statements are an integral part of the above statements.

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	Year Ended December 31, 2002
Additions:	
Additions to Net Assets Attributed to:	
Investment Income:	
Net Appreciation in Fair Value of Investments	$ 17,017
Dividends	9,766
Interest	32,838
Total Investment Income	59,621
Contributions:	
Participants	52,506
Employer	19,057
Rollovers	2,717
Total Contributions	74,280
Asset Transfers, Net	784
Total Additions	134,685
Deductions:	
Deductions from Net Assets Attributed to:	
Withdrawals and Distributions	(96,516)
Investment Management Expenses	(1,428)
Administrative Expenses	(2,531)
Total Deductions	(100,475)
Net Increase	34,210
Net Assets Available for Benefits:	
Beginning of Year	1,466,150
End of Year	$ 1,500,360

The accompanying notes to financial statements are an integral part of the above statement.

($ IN THOUSANDS)

1. DESCRIPTION OF THE PLAN

The following description of the ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Industries, Inc. (the "Company"). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—
Employee—An eligible employee as defined in the Plan ("Member") may generally elect to contribute 2% to 25% of base salary. A Member (other than a Member subject to Puerto Rico's income tax) may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. As a result of the Economic Growth and Tax Relief Act of 2001 effective January 1, 2002, a participant who is a Highly Compensated Employee may elect Plan savings up to a maximum of 14% of base pay as either Before-Tax Savings, After-Tax Savings, or any combination subject to the dollar limitation contained in section 402(g) of the Internal Revenue Code (the "Code").

Effective November 27, 2001, the Plan was amended to include an Employee Stock Ownership Plan ("ESOP"). Beginning on that date all Company contributions including the future Company contributions to the Plan have been deposited into the ESOP. As a result of this change, all dividends associated with the Company contributions held in the ITT Industries Stock Fund in the Plan are immediately 100% vested. In addition, the Plan's Members can make an election regarding the payment of their ESOP dividends to be either reinvested in the ITT Industries Stock Fund or have their dividends paid to them on a quarterly basis.

Effective January 1, 2002, Members can rollover contributions and/or direct rollovers of eligible rollover distributions made after December 31, 2001, from a qualified plan or "conduit" IRA into this Plan as described in the Code.

Effective April 1, 2002, a Member who is eligible to make elective deferrals under the Plan and who will attain age 50 before the close of the plan year, shall be eligible to make catch-up contributions in accordance with, and subject to the limitation of, section 414(v) of the Code.

Effective November 12, 2002, the Plan's Members are no longer required to have their Company contributions invested in the ITT Industries Stock Fund. All Members will have the ability to invest their company contributions in any of the Plan's investment options.

Employer—An amount equal to 50% of a Member's first 6% of covered compensation is matched by the Company. In addition, the Company contributes 1/2 of 1% of covered compensation to the Floor Company Contributions Account of each Member.

Upon enrollment in the Plan, a Member may direct employee contributions in any whole percentage from 2% to 25% (subject to IRS limit) in any of eight investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the eight funds limited to a maximum of four transactions per month. The eight funds are as follows:

ITT Industries Stock Fund
Managed Equity Index Fund
Stable Value Fund
Balanced Fund
Long Term Bond – Vanguard Fund
Equity Value Fund
Aggressive Growth – Putnam Fund
Global Equity Fund

For Plan Years beginning on or after January 1, 2000, the Company, or its designee, shall determine the amount of the Minimum Employer Contribution. The Minimum Employer Contribution for each Plan Year shall be deemed to be satisfied as of the date the aggregate amount of Before-Tax Savings Contributions, Matching Company Contributions, and Floor Company Contributions for each Taxable Year equals the amount of the Minimum Employer Contribution for such Plan Year.

Member Accounts—Each Member's account is credited with the Member's Contributions, Company Contributions and an allocation of Plan earnings, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan Information document. The benefit to which a Member is entitled is the benefit that can be provided from the Member's vested account.

Plan accounts are valued and reconciled between the trustee and recordkeeper daily. The Plan transactions are handled through a toll-free number, electronically, over the internet, or by speaking to a Plan representative at the Service Center.

A Member or Deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.

Vesting—Members are immediately vested in their contributions and the Company Floor Contributions plus earnings thereon. Member's interests in Matching Company Contributions vests according to the following schedule:

Years of Service	Non-forfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

As of December 31, 2002 and 2001, the cumulative Matching Company Contributions and Floor Company Contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

	2002	2001
Vested	$607,506	$551,380
Non-vested	13,050	12,034
	$620,556	$563,414

Forfeitures—Forfeitures of the non-vested portion of any Member's Matching Company Contributions are applied to reduce future Company Contributions. Forfeitures for the years ended December 31, 2002 and 2001 were $671 and $845, respectively.

Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the Vested Share, or fifty thousand dollars reduced by the Member's highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%. Loan terms range from one to five years. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to fifteen years. Members may have two loans outstanding at the same time.

Payment of Benefits—On termination of service due to death, disability, or retirement, a Member or his/her surviving spouse beneficiary may elect to receive either a lump-sum amount equal to the value of the Member's vested interest in his/her account, or under two alternative installment options. Upon the death of a Member, if the beneficiary is a non-spouse, the distribution must be a lump sum payment within one year. For termination of service due to other reasons, a Member may receive the value of the vested interest in his/her account as a lump-sum distribution, a rollover to another qualified plan or a conduit IRA, or under two alternative installment options if over the age of 55. In either case, a Member or his/her surviving spouse beneficiary whose vested account balance is at least three thousand five hundred dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at contract value (Note 6). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses—The Trust pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2002, these expenses amounted to 0.18%. These expenses are limited to services provided by unrelated vendors. The Company pays Plan administrative expenses which are not paid by the Trust. In addition to the administrative expense charge, an investment management fee is charged to each investment fund except for the ITT Industries Stock Fund.

Payment of Benefits—Benefit payments to Members are recorded upon distribution.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's assets:

	December 31	
	2002	2001
**ITT Industries Common Stock, 9,048,336 and 10,166,718 shares	$549,144*	$513,419*
Investment Contract with Transamerica Life Insurance Company, #TDA76593TR, Matures 01/31/2013, 5.73% and #TDA76593TR, 1/31/2017, 6.47%.	116,437	109,715
Investment Contract with Union Bank of Switzerland, #3022	93,429	88,269
Monumental Life Insurance Company #ADA00206TR	80,952	75,987
JP Morgan (Managed Equity) Index Fund, 8,454,948 shares and 9,045,034 shares	132,658	184,428
Aggressive Growth Fund, not applicable in 2002 and 1,690,980 shares	0	69,296

*Nonparticipant-directed
**Permitted – party-in- interest

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as held during the year) appreciated in value by $17,017, as follows:

Mutual Funds	$(38,332)
Common Stock	54,466
Corporate Bond	3
U.S. Bonds	886
U.S. Notes	(56)
Other Federal Agencies	50
	$17,017

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2002	2001
Assets:		
Common Stock	$549,144	$513,419
Others, Net	5,605	3,672
	554,749	517,091

	Year Ended December 31, 2002
Changes in Net Assets:	
Net Appreciation	$105,055
Dividends	5,740
Interest	428
Employer contributions	8,174
Participant contributions	17,339
Rollovers	701
Repayment of participant loans	2,152
Benefits paid to participants	(36,535)
Loans to participants	(3,007)
Transfers of investment options (net)	(61,417)
Administrative expenses	(972)
Net change	37,658
ITT Industries Stock Fund, beginning of year	517,091
ITT Industries Stock Fund, end of year	$554,749

The fair value of the non-participant directed investments have been measured by quoted market prices in an active market.

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated July 29, 2002 that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan Administrator believes that the Trust continues to qualify under the applicable provisions of the Code and, as a result, the Trust's net investment income is exempt from taxation.

6. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into numerous group annuity contracts with 9 regulated insurance carriers. These contracts, which are classified as part of the Stable Value Fund, are included in the financial statements at contract value because they are fully benefit responsive. Contract value represents contributions made under the contract, plus earnings and less Plan withdrawals and administrative expenses. The fair value of the investment contracts at December 31, 2002 and 2001 was $583,041 and $492,002, respectively. The fair values of these contracts were in excess of the book value at December 31, 2002 by approximately $24,533 and $12,292 at December 31, 2001.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The investment contracts had an average yield of 5.66% at December 31, 2002. The crediting interest rate for the investment contracts had a range from 4.77% to 7.55% at December 31, 2002. The crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. The investment contracts have scheduled maturities from June 1, 2003 to January 31, 2013.

7. RELATED PARTY TRANSACTIONS

Certain Plan investments are held in funds managed by Deutsche Bank Trust Company Americas. Deutsche Bank Trust Company Americas is the Trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for Trustee and investment management services provided by Deutsche Bank Trust Company Americas amounted to $250 for the year ended December 31, 2002. In addition, certain Plan investments are shares of ITT Industries common stock. As ITT Industries, Inc. is the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

8. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.

9. ASSET TRANSFERS

During 2002, primarily in connection with an acquisition by ITT Industries, $784 of assets were transferred into the Plan from the Rosewood Equipment Company Plan.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

	As of December 31	
	2002	2001
Net assets available for benefits per the financial statements	$1,500,360	$1,466,150
Amounts allocated to withdrawing Members	(0)	(84)
Net assets available for benefits per the Form 5500	$1,500,360	$1,466,066

The following is a reconciliation of benefits paid (withdrawals) to Members according to the financial statements to the Form 5500:

	Year Ended December 31, 2002
Benefits paid to Members per the financial statements	$96,516
Add: Amounts allocated to withdrawing Members at December 31, 2002	0
Less: Amounts allocated to withdrawing Members at December 31, 2001	(84)
Benefits paid to Members per the Form 5500	$96,432

11. SUBSEQUENT EVENTS

Effective January 6, 2003, J.P. Morgan/American Century Retirement Plan Services (RPS) will become the Plan's new provider of record keeping, administrative, and participant services to Plan members. In conjunction with this transfer to RPS, the Plan will offer additional investment choices. In addition, effective January 21, 2003, the Plan will offer online investment advisory tools.

The four new investment choices that will be added to the Plan effective January 6, 2003 are:

JP Morgan Asset Allocation Conservative Fund
JP Morgan Asset Allocation Moderate Fund
American Century Small Cap Equity Fund
JP Morgan Asset Allocation Aggressive Fund

The JP Morgan Long Term Bond Fund and American Century Aggressive Growth Fund are to replace the current Long Term Bond – Vanguard Fund and the Aggressive Growth – Putnam Fund.

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of Issuer	Description of Investment, Including Maturity date, rate of interest, collateral par or maturity value	Market Value
ITT Industries Stock Fund * ITT Industries, Inc.	Common Stock, Account #104522	$ 549,144
*Deutsche Bank Trust Company Americas	BT Pyramid Discretionary Account Cash Fund #13-6043638-110165	2,453
Managed Equity Fund: JP Morgan Investment, Inc.	MGT US Smart Index, Account #169481	132,658
Balanced Fund: Jennison Associates	Jennison Associates, Account #104570 Common Stocks	41,507
Pooled Temporary Investment	Pyramid Directed Account Cash Fund	9,147
Government Obligations	US Treasury Notes	4,890
Government Securities Treasury Notes	Treasury Bonds	10,241
Federal Agency Obligations	Federal Agencies	1,067
National Mortgage Associations	Corporate Obligations	1,056
	Sub Total	67,908
Long Term Bond Fund: The Vanguard Group	Vanguard Fixed Income Securities, Long-Term Corporate Portfolio, Account #169562	45,524
Equity Value Fund	Sanford Bernstein, Account #169561	38,439

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of Issuer	Description of Investment, Including Maturity date, rate of interest, collateral par or maturity value	Market Value
Aggressive Growth Fund	Putnam New Opportunities, Account #169560	0
Global Equity Fund	American, New Perspective, Account #169559	29,767
Loan Fund * Member Loans	Loans Receivable from Members; Account #104532, at various dates bearing interest, rate 5.75% remained the same for the year 2002.	21,269
JP Morgan Long Term Bond Fund	Account #178755	0
American Century Aggressive Growth Fund	Account #178749	46,150
Stable Value Fund:	Account #104524	
Deutsche Bank Trust Company Americas	Pyramid GIC Account Cash Fund #13-6043638-11052	18,013
Deutsche Bank Trust Company Americas	Pyramid GIC Account	22,931
Bank of America, NA	Group Annuity Contract #98-030, Maturity date: n/a, 5.8%	126,380
Business Mens Assurance Company	Group Annuity Contract #1424, Maturity date: 03/30/2006, 6.17%	10,000

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4i– SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of Issuer	Description of Investment, Including Maturity date, rate of interest, collateral par or maturity value	Market Value
John Hancock Life Insurance Company	Group Annuity Contract #14398, 11/14/2003, 5.84%	18,988
Monumental Life Insurance Company	Group Annuity Contract #ADA00206TR, Maturity date: n/a, 6.41%	80,952
Monumental Life Insurance Company	Group Annuity Contract #MDA00277TR, Maturity date: 01/31/20, 5.25%	53,026
Principal Life Insurance Company	Group Annuity Contract #4-34207, Maturity date: 07/01/2003, 6.13%	11,356
SunAmerica Life Insurance Company	Group Annuity Contract #4813, Maturity date: 06.01/2003, 6.17%	6,877
Transamerica Life Insurance Company	Group Annuity Contract #TDA76593TR, Maturity date: 01/31/2013, 5.73%	116,437
Union Bank of Switzerland, AG (UBS AG)	Group Annuity Contract #3022, Maturity date: N/A 5.67%	93,429
	Sub-Total	558,389
	TOTAL	$1,491,701

(*) Party-in-interest to the Plan

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4i– SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of issue, borrower, or similar party	Cost of Acquisition	Proceeds of Dispositions
Sun America National Life Insurance Company Group Annuity Contract #4813, 6/01/03, 6.17%	$ 794	$ 10,030
Principal Mutual, Life Insurance Company Group Annuity Contract #4-34207, 07/01/03, 6.13%	708	5,393
Monumental Life Insurance Company Group Annuity Contract #277TR, Dated 09/01/2000 due 09/29/2005, @6.92%	13,909	3,227
Montpelier Re Holdings Com USD 0.01	134	170
Partnerre Ltd. Common Stock NPV (Refer from 2672634)	799	350
Platinum Underwriters Holdings Inc. Common Stock USD 0.01	140	160
XL Capital Ltd. Common Stock Ord. Vtg.	420	254

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4i– SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of issue, borrower, or similar party	Cost of Acquisition	Proceeds of Dispositions
Loans to Participants	$11,944	$10,951
Cable & Wireless Pub Ltd. Co., Sponsored Adr Com	453	415
Magna International In. Cl A.	979	295
Pearson Plc., Sponsored Adr.	670	424
Placer Dome Inc. Common Stock NPV (USD)	342	60

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4j– SCHEDULE OF REPORTABLE TRANSACTION (SINGLE)
FOR THE YEAR ENDED DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of Party	Description of Assets	Purchase Price	Selling Price	Cost of Assets	Current Value of Assets	Net Gain
No reportable transactions			****NET****			

EIN: 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 4j– SCHEDULE OF REPORTABLE TRANSACTIONS (SERIES)
FOR THE YEAR ENDED DECEMBER 31, 2002
($ IN THOUSANDS)

Identity of Party	Description of Assets	Selling		Purchases		Gain or Loss
		#Trans.	Prices	#Trans	Prices	
*Deutsche Bank Trust Company Americas	Pyramid Discretionary Account Cash Fund	111	$135,164	152	$132,865	$ 0
*Deutsche Bank Trust Company Americas	Pyramid Directed Account Cash Fund	370	160,002	390	156,334	0
*ITT Industries Inc.	Common Stock	143	100,062	135	35,186	48,525
Putnam Management	Putnam New Opportunities Fund SH Ben. Int.	143	74,854	111	26,534	(59,919)
Vanguard Fixed Income Secs.	Long Term Corp Admrl.	56	15,157	118	58,189	263

No expenses were incurred related to these transactions and the purchase and sale prices approximate current value on the transaction date.
(*) Party-In-interest to the Plan

EIN 13-5158950
PN: 100

ITT INDUSTRIES INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, ITEM 1c (9) – SCHEDULE OF INVESTMENTS IN COMMINGLED FUNDS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE:

The Plan had interests in the Pyramid Funds maintained by Deutsche Bank Trust Company Americas; Reports covering these funds have been filed with the Department of Labor under identification numbers 13-6043638-110152 and 13-6043638-110165. Copies of these reports have also been received by ITT Industries, Inc.

This interest qualifies as a permitted party-in-interest transaction because Deutsche Bank Trust Company Americas serves as the Company's custodian.

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-41806 of ITT Industries, Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of ITT Industries Investment and Savings Plan for Salaried Employees for the year ended December 31, 2002.

Deloitte & Touche LLP

Stamford, Connecticut
June 18, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ITT Industries Investment and Savings Plan for Salaried Employees (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas R. Maskery, Manager, Savings Plan Administration, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Thomas R. Maskery,
Manager, Savings Plan
Administration

June 18, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.